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SECU ||||03013484|||| MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~202.31~~

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _1/1/02_ AND ENDING _12/31/02_
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: _M. & J. KAPLAN Co. INC_

OFFICIAL USE ONLY
2393
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

147 COUNTRY CLUB DR.
(No. and Street)

Commack,   _NY_   _11752_
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MURRAY S. KAPLAN   _631 462 8328_
                                    (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NEIL G. CAROUSSO
(Name - if individual, state last, first, middle name)

2444 FRANCIS LEWIS Blvd, Whitestone NY   11357
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

RECEIVED
FEB 2 8 2003

PROCESSED
MAR 1 8 2003
THOMSON
FINANCIAL

165

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _MURRAY S. KAPLAN_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _M & J KAPLAN CO, INC_ , as of _12/31_ , 20_02_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

_____

_____

Signature

Pres

Title

Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NEIL G. CAROUSSO, CPA
24-44 FRANCIS LEWIS BLVD, WHITESTONE, NEW YORK 11357
TEL.: (718) 767-3300 • FAX: (718) 767-3302

To the Stockholder's of
M&J Kaplan Company, Inc.

In planning and performing my audit of the financial statments and supplemental schedules of
M&J Kaplan Company, Inc. (the Company), for the year ended December 31, 2002, I
considered its internal control structure, including procedures for safeguarding securities, in
order to determine my auditing procedures for the purpose of expressing my opinion on the
financial statements and not to provide assurance on internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have
made a study of the practices and procedures followed by the Company including tests of such
practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in
making the periodic computations of aggregate indebtedness (or aggregate debits) and net
capital under rule 17-3(a)(11) and for determining compliance with the exemptive provisions of
rule 15c3-3. Because the Company does not carry securities accounts for customers, I did not
review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13;

3. Complying with requirements for prompt payment for securities under Section 8 of
   the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve
   System.

The management of the Company is responsible for establishing and maintaining an internal
control structure and the practices and procedures referred to in the preceding paragraph. In
fulfilling this responsibility, estimates and judgements by management are required to assess
the expected benefits and related costs of internal control structure policies and procedures and
the practices and procedures referred to in the preceding paragraph and to assess whether those
practices and procedures can be expected to achieve the SEC's above-mentioned objectives.
Two of the objectives of an internal control structure and the practices and procedures are to
provide management with reasonable but not absolute assurance that assets for which the
Company has responsibility are safeguarded against loss from unauthorzed use or disposition
and that transactions are executed in accordance with management's authorization and recorded
properly to permit the preparation of financial statements in accordance with generally accepted
accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures
listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employeees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be inadequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the stockholders, management, SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchage Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Neil G. Carousso CPA
Whitestone, New York
February 6, 2003

M & J KAPLAN COMPANY, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002
WITH
INDEPENDENT AUDITORS' REPORT

M & J KAPLAN COMPANY, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2002

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors of
M & J Kaplan Company, Inc.

I have audited the accompanying statement of financial condition of M & J Kaplan Company, Inc. (the Company) as of December 31, 2002, and the related statements of operations and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M & J Kaplan, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Neil G. Carousso, CPA

Whitestone, New York
February 6, 2003

1

M & J KAPLAN COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

CURRENT ASSETS
Cash and cash equivalents	$15,960
Prepaid expenses	642
Commissions receivable	4,000
TOTAL CURRENT ASSETS	20,602

OTHER ASSETS
	0

TOTAL ASSETS	**$20,602**

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$ 2,731
Commissions payable	4,000
Taxes payable	1,671
TOTAL CURRENT LIABILITIES	8,402

LONG TERM LIABILITIES
	0

TOTAL LIABILITIES	8,402

STOCKHOLDERS' EQUITY
Capital Stock – Common shares no par value, authorized 120 shares; issued and outstanding 120 shares	5,200
Additional paid in capital	7,000
Retained earnings	0
TOTAL STOCKHOLDERS' EQUITY	12,200
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$20,602**

The accompanying notes are an integral part of these financial statements.

M & J KAPLAN COMPANY, INC.

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

<u>INCOME</u>		
Securities commissions	$ 88,886	
Insurance commissions	6,048	
Interest income	310	
TOTAL INCOME		$ 95,244
<u>GENERAL AND ADMINISTRATION EXPENSES</u>		30,279
<u>NET INCOME</u>		64,965
DISTRIBUTIONS TO STOCKHOLDERS		74,306
RETAINED EARNINGS – JANUARY 1, 2002		$ 9,341
RETAINED EARNINGS – DECEMBER 31, 2002		$ 0

The accompanying notes are an integral part of these financial statements.

M & J KAPLAN COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

STOCKHOLDERS' EQUITY – January 1, 2002	$70,341
PLUS:	
NET INCOME FOR THE YEAR	64,965
LESS:	
REDUCTION OF PAID-IN-CAPITAL	48,800
DISTRIBUTIONS TO STOCKHOLDERS	74,306
STOCKHOLDERS' EQUITY – DECEMBER 31, 2002	$12,200

The accompanying notes are an integral part of these financial statements.

M & J KAPLAN COMPANY, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$ 64,965
Adjustments to reconcile net income to net	
Cash provided by operating activities:	
Changes in assets and liabilities:	
Decrease in investments	59,071
Increase in accounts payable	931
Increase in taxes payable	1,547

NET CASH PROVIDED BY OPERATING ACTIVITIES	126,514
CASH FLOWS FROM INVESTING ACTIVITIES:	0
CASH FLOWS FROM FINANCING ACTIVITIES:	
Decrease in Additional-Paid-in-Capital	(48,800)
Distribution to Stockholders	(74,306)
NET CASH APPLIED TO FINANCING ACTIVITIES	(123,106)
NET INCREASE IN CASH AND CASH EQUIVALENTS	3,408
CASH AND CASH EQUIVALENTS - BEGINNING	12,552
CASH AND CASH EQUIVALENTS – ENDING	$ 15,960

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year ending December 31, 2002 for interest   -0-

The accompanying notes are an integral part of these financial statements.

M & J KAPLAN COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business :

The Company is a broker-dealer registered with the Securities and Exchange
Commission (SEC) and is a member of the National Association of Securities Dealers
(NASD). The Company operates pursuant to SEC rule 15c3-3 (k) (1), limiting business to
the distribution of mutual fund shares on a subscription basis and/or variable life
insurance and annuities. The company is a licensed insurance agent and gives insurance
as well as investment advice.

Basis of Accounting :

The financial statements are prepared using the accrual basis of accounting.

Use of Estimates :

The preparation of financial statements in conformity with generally accepted accounting
principles requires management to make estimates and assumptions that affect certain
reported amounts and disclosures. Accordingly, actual results could differ from those
estimates.

Income Taxes :

The Company with the consent of its stockholders has elected to be an "S" Corporation
under the Internal Revenue Code. The stockholders are taxed individually on their
proportionate share on the company's taxable income. Therefore, no provision or liability
for federal income taxes has been recorded. The company is taxed by the state based on
its taxable income.

Cash Equivalents :

For purpose of the statement of cash flows, the Company considers all cash and other
highly liquid investments with initial maturities of three months or less to be cash
equivalents.

NOTE 2 – SUBORDINATED BORROWINGS:

There are no subordinated borrowings at December 31, 2002.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1 (a) (2) (vi)), which requires the maintenance of minimum net capital of $5,000. At December 31, 2002 the Company had net capital of $11,528, which was $6,528 in excess of its required net capital.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

Total Capital	$ 12,200
Deductions and/or changes: Nonallowable assets: Prepaid expenses	642
Net capital before haircuts on securities Positions (tentative net capital)	11,558
Haircuts on securities	30
Net Capital	$ 11,528

Aggregate indebtedness:
Items included in statement of financial condition:
  Accounts payable
  Commissions payable
  Taxes payable
	$ 2,731
	4,000
	1,671

Total Aggregate indebtedness	$ 8,402
Computation of basic net capital requirement Minimum net capital required	$ 5,000
Excess net capital	$ 6,528
Percentage of aggregate indebtedness to net capital	72.88%

Reconciliation with Company's computation (included
in Part IIA of form X-17A-5 as of December 31, 2002)
Net capital, as reported in Company's Part IIA
(unaudited) FOCUS report $ 13,205

    Audit adjustment to record unrecorded liabilities   (1,647)
    Haircut on 91 Day Certificate of Deposit   (30)

Net Capital per above $ 11,528

The company claims exemption under SEC rule 15c3-3 on the basis that the Company's business is limited to the distribution of mutual funds on a subscription basis and variable life insurance and annuities.